Filed pursuant to Rule 433

Registration No. 333-185217

Issuer Free Writing Prospectus dated June 2, 2014

Relating to Preliminary Prospectus Supplement dated June 2, 2014

NETAPP, INC.

Pricing Term Sheet

3.375% Senior Notes due 2021

Issuer:	NetApp, Inc.

Format:	SEC Registered

Title:	3.375% Senior Notes due 2021 (the “Notes”)

Principal Amount:	$500,000,000

Maturity:	June 15, 2021

Coupon:	3.375%

Ratings*:	Baa1 by Moody’s Investor Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Price to Public:	99.683% of face amount

Yield to Maturity:	3.426%

Spread to Benchmark Treasury:	T+130 bps

Benchmark Treasury:	2.000% due May 31, 2021

Benchmark Treasury Yield:	2.126%

Interest Payments:	Semi-annually on June 15 and December 15, commencing December 15, 2014

Make-Whole Call:	At any time prior to April 15, 2021, at a discount rate of Treasury plus 20 basis points

Par Call:	On or after April 15, 2021

Trade Date:	June 2, 2014

Settlement Date (T+3):	June 5, 2014

CUSIP:	64110D AE4

ISIN:	US64110DAE40

Joint Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC[1]

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

[1]	Nicholas G. Moore, a director of the issuer, also serves as a director of an affiliate of Wells Fargo Securities, LLC, a Co-Manager in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents upon request by contacting any of Goldman, Sachs & Co. at (866) 471-2526, J.P. Morgan Securities LLC at 212-834-4533 or Morgan Stanley & Co. LLC at 866-718-1649.